SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: March, 2004	Commission File Number: 033-71976

FAIRFAX FINANCIAL HOLDINGS LIMITED

(Name of Registrant)

95 Wellington Street West
Suite 800
Toronto, Ontario
Canada M5J 2N7

(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

     If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Date: March 15, 2004	By:	/s/ Bradley P. Martin

	Name:	Bradley P. Martin
	Title:	Vice-President and Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Management Proxy Circular in connection with the Annual Meeting of Shareholders to be held on April 14, 2004

99.2	Form of Proxy